Exhibit 12.1

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Pro Forma
Year Ended
September 30, 2011
Pre-tax income	$307,595
Interest expense	21,782
Capitalized interest	8,218
Earnings	$329,377
Ratio of earnings to fixed charges	11.0x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest. The pro forma calculation assumes that the notes were issued on, and accrued interest from, October 1, 2010 and that the net proceeds were used, on the first day of each fiscal quarter, to reduce amounts outstanding under our senior secured revolving credit facility at the end of such quarter. The calculation also assumes that such net amount outstanding under the credit facility, if any, was outstanding for the full fiscal quarter.